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EXHIBIT 99.1

                                 [Company logo]
                        GUANGSHEN RAILWAY COMPANY LIMITED
 (a joint stock limited company Incorporated in the People's Republic of China)
                                (Stock Code: 525)

                         ANNOUNCEMENT OF POLL RESULTS OF
            THE EXTRAORDINARY GENERAL MEETING HELD ON 4 DECEMBER 2008

          REVISION OF ANNUAL CAPS FOR CONTINUING CONNECTED TRANSACTIONS
                                       AND
                              CHANGES IN DIRECTORS

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The Company is pleased to announce that at the EGM of the Company held on 4
December 2008, all the proposed resolutions were duly passed by way of poll.

Following the conclusion of the EGM, Mr Yang Yiping has ceased to be a director of the Company and Mr Shen Yi was appointed a director of the fifth session of the Board.
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Reference is made to the notice of the Extraordinary General Meeting (the "EGM")
of Guangshen Railway Company Limited (the "COMPANY") and the circular of the Company both dated 20 October 2008 (the "CIRCULAR"). Unless otherwise defined, terms used herein shall have the same meaning as defined in the EGM Notice and the Circular.

POLL RESULTS OF THE EGM

                                                                       NUMBER OF VOTES AND PERCENTAGE
                                                               -------------------------------------------
                     ORDINARY RESOLUTIONS                           FOR          AGAINST         TOTAL
------------------------------------------------------------   -------------   -----------   -------------
1   To approve the proposed revision of the annual caps for    614,341,293     1,278,950     615,620,243
    the three financial years ending 31 December 2010 in       Shares          Shares        Shares
    relation to the continuing connected transactions under    (99.79%)        (0.21%)
    the comprehensive services agreement dated 5 November
    2007 entered into between the Company and Guangzhou
    Railway (Group) Company (Chinese Characters), and to
    authorise any one director of the Company to do all such
    further acts and things to implement and/or give effect
    to such revision.

2   To approve the proposed revision of the annual caps for    614,348,793     1,260,000     615,608,793
    the three financial years ending 31 December 2010 in       Shares          Shares        Shares
    relation to the continuing connected transactions under    (99.80%)        (0.20%)
    the comprehensive services agreement dated 5 November
    2007 entered into between the Company and Guangzhou
    Railway Group Yang Cheng Railway Industrial Company
    (Chinese Characters), and to authorise any one director
    of the Company to do all such further acts and things to
    implement and/or give effect to such revision.

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
3   To approve the proposed revision of the annual caps for    614,398,243     1,245,000     615,643,243
    the three financial years ending 31 December 2010 in       Shares          Shares        Shares
    relation to the continuing connected transactions under    (99.80%)        (0.20%)
    the comprehensive services agreement dated 5 November
    2007 entered into between the Company and Guangshen
    Railway Enterprise Development Company (Chinese
    Characters), and to authorise any one director of the
    Company to do all such further acts and things to
    implement and/or give effect to such revision.

4   To  approve  the  removal  of Mr Yang  Yiping  from the    2,961,157,790   558,135,903   3,519,293,693
    office of a director of the fifth  session of the Board    Shares          Shares        Shares
    with immediate effect.                                     (84.14%)        (15.86%)

5   To approve the  appointment of Mr Shen Yi as a director    2,961,133,490   558,113,703   3,519,247,193
    of the  fifth  session  of  the  Board  with  immediate    Shares          Shares        Shares
    effect.                                                    (84.14%)        (15.86%)

Hong Kong Registrars Limited, the Company's share registrar, was appointed as the scrutineer for the vote-taking.

As at the date of the EGM, the issued share capital of the Company was 7,083,537,000 Shares.

GR Group Company (being the holder of 2,904,250,000 A Shares) and its associates (as defined under the Listing Rules) had abstained from voting on the ordinary resolutions no. 1-3 above at the EGM. The total numbers of Shares entitling the holders to attend and vote for or against (a) the ordinary resolutions no. 1-3 above and (b) the ordinary resolutions no. 4-5 above at the EGM were 4,179,287,000 and 7,083,537,000, respectively. There were no Shares in respect of which their holders were entitled to attend and vote only against the resolutions at the EGM.

CHANGES IN DIRECTORS

Following the conclusion of the EGM, Mr Yang Yiping has ceased to be a director of the Company. Mr Yang Yiping has confirmed that he has no disagreement in all aspects with the Company and there are no matters that need to be brought to the attention of the shareholders in relation to his removal.

Mr Shen Yi was appointed a director of the fifth session of the Board following the conclusion of the EGM. For personal particulars of Mr Shen, please refer to the announcement of the Company dated 13 October 2008 and the Circular.

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                                         By Order of the Board of
                                     GUANGSHEN RAILWAY COMPANY LIMITED
                                               GUO XIANGDONG
                                             Company Secretary

Shenzhen, the PRC

4 December 2008

As at the date of this announcement, the Board comprises:

Executive Directors
He Yuhua
Shen Yi
Liu Hai

Non-executive Directors
Cao Jianguo
Wu Houhui
Yu Zhiming

Independent Non-executive Directors
Dai Qilin
Wilton Chau Chi Wai
Lu Yuhui